SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ASPREVA PHARMACEUTICALS CORPORATION
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE
__________________________________________________________________________________
(Title of Class of Securities)

04538T 10 9
________________________________________________________________________________
(CUSIP Number)

Rolf Henzi
General Counsel
Galenica AG
Untermattweg 8
3027 Berne, Switzerland
+41 58 852 81 11
______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2008
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.		Names of Reporting Persons. Galenica AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) BK
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 100%
14.		Type of Reporting Person (See Instructions) CO

1.		Names of Reporting Persons. Galenica Canada Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) N/A
14.		Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this "Amendment") to Schedule 13D with respect to the common stock of Aspreva Pharmaceuticals Corporation, a corporation existing under the laws of the Province of British Columbia, Canada (the "Issuer"), is being filed on behalf of the Reporting Persons to amend the Schedule 13D originally filed by the Reporting Persons on October 29, 2007 (the "Schedule 13D").  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The Combination Agreement described in Item 4 of this Amendment was entered into by and among Galenica AG ("Galenica"), Galenica Canada Ltd., a wholly owned subsidiary of Galenica ("Galenica Canada"), and the Issuer.  The plan of arrangement (the "Plan of Arrangement") contemplated by the Combination Agreement was consummated on January 3, 2008.  Pursuant to the Combination Agreement, at the effective time of the Plan of Arrangement, each then-outstanding share of Common Stock was converted into the right to receive an amount in cash equal to US$26.00 per share, and each then-outstanding option to acquire shares of Common Stock was converted into the right to receive, with respect to each share of Common Stock underlying such option, a cash payment equal to the excess, if any, of US$26.00 per share over the exercise price payable under such option.  The aggregate consideration paid pursuant to the Plan of Arrangement and the Combination Agreement was approximately US$943,213,794.76 and was financed by term and revolving credit facilities of US$950,000,000 and CHF150,000,000 from certain lenders pursuant to a facility agreement dated as of October 31, 2007 among Galenica AG and Galenica Canada as original borrowers, Galenica AG, Galenica Canada and Galenica Finance Limited as the original guarantors, The Royal Bank of Scotland plc as mandated lead arranger, The Royal Bank of Scotland plc as the original lender, and The Royal Bank of Scotland plc as agent of the arranger and any additional lenders.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following in the appropriate places, as follows:

(a)−(b)     On October 17, 2007, Galenica Canada, Galenica and the Issuer entered into a Combination Agreement (the "Combination Agreement"), pursuant to which, and upon the terms and subject to the conditions thereof, Galenica Canada agreed to acquire all of the outstanding shares of Common Stock of the Issuer for US$26.00 per share in cash (the "Acquisition"). In addition, pursuant to the Combination Agreement, Galenica Canada agreed to pay each holder of an outstanding option to acquire shares of Common Stock of the Issuer, with respect to each share of Common Stock of the Issuer underlying such options, a cash payment equal to the excess, if any, of US$26.00 per share over the exercise price payable under such option. On January 3, 2008, the Plan of Arrangement contemplated by the Combination Agreement was consummated, and on such date, the Issuer issued a press release announcing the consummation of the Plan of Arrangement. A copy of the press release is filed herewith as Exhibit 4 and is incorporated herein by reference. A copy of the Combination Agreement was included as Exhibit 2 to the Schedule 13D filed by the Reporting Persons on October 29, 2007. The description of the Combination Agreement contained herein is qualified in its entirety by reference to such Exhibit 2, which is incorporated herein by reference. Promptly after consummation of the Plan of Arrangement, Galenica Canada and the Issuer were amalgamated together (the "Amalgamation") into a new entity named Galenica Canada Ltd. (such amalgamated entity, "New Galenica Canada").

(d)            As a result of the consummation of the Plan of Arrangement and the Amalgamation, the directors and officers of Galenica Canada became Fritz Hirsbrunner, Philippe Weigerstorfer, Noel Hall, and Jorg Kneubuhler

(e)            As a result of the consummation of the Plan of Arrangement and the Amalgamation, effective January 3, 2008, the number of shares of Common Stock that New Galenica Canada is authorized to issue is unlimited.

(g)            As a result of the consummation of the Plan of Arrangement and the Amalgamation, the Notice of Articles and Articles of Galenica Canada became the Notice of Articles and Articles of New Galenica Canada.

(h)            As a result of the consummation of the Plan of Arrangement, the Common Stock was delisted from, and is no longer quoted on, the Nasdaq Global Select Market as of January 3, 2008 and the Toronto Stock Exchange as of January 7, 2008.

(i)            As a result of the consummation of the Plan of Arrangement, the Common Stock is now eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and such termination is expected to occur shortly.

Item 5. Interest in Securities of the Issuer.

(a)            Galenica has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, it beneficially owns 1 share of Common Stock of New Galenica Canada, representing all of the outstanding Common Stock of New Galenica Canada (the "Shares").

(b)            Galenica has the sole power to vote and to dispose of 100% of the Shares.

(c)            As a result of the consummation of the Plan of Arrangement and the Amalgamation, Galenica now beneficially owns all of the Shares.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
4	Press release, dated as of January 3, 2008, issued by Aspreva Pharmaceuticals Corporation.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: January 8, 2008

GALENICA CANADA LTD.

By:	/s/ Fritz Hirsbrunner
Name:	Fritz Hirsbrunner
Title:	President

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: January 8, 2008

GALENICA AG

By:	/s/ Fritz Hirsbrunner
Name:	Fritz Hirsbrunner
Title:	Chief Financial Officer